legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

September 14, 2012

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dignyte, Inc.
Registration Statement on Form S-1
Filed September 11, 2012
File No. 333-181440

Dear Mr. Reynolds:

In accordance with our teleconference today, the registrant is aware that there are a few minor typos in the above referenced S-1 registration statement. Be advised that the registrant shall correct such typos in its Rule 424 (B)(3) prospectus filing which shall be submitted early next week.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

Dignyte, Inc.

By:	/s/ Andreas A. McRobbie-Johnson
Andreas A. McRobbie-Johnson,
President, CEO and Director

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832